Steben & Company, Inc.

September 25, 2009
VIA OVERNIGHT MAIL and EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance
Mail Stop 30101
Washington, D.C. 20549

Re:	Amendment Number 2 to Form 10
Filed July 31, 2009
File No. 000-53639

Ladies and Gentlemen:

Steben & Company, Inc., the general partner (the “General Partner”) of Sage Fund Limited Partnership (the “Registrant”), hereby files, via EDGAR, responses to the Staff’s comment letter dated August 14, 2009, relating to Amendment Number 2, filed on July 31, 2009, to the Registrant’s Registration Statement on Form 10 filed on April 27, 2009 (File No. 000-53639) (the “Form 10”). We have prepared our responses with the assistance of our legal counsel. As requested, our responses are numbered to correspond to the Staff’s comment letter. A copy of this letter is being sent to the Commission via overnight mail.

General

Comment #1

Please note that your response to comment 3 of our letter dated June 1, 2009 was referred to the Division’s Office of Mergers and Acquisitions.  We may have further comments and will contact as soon as our review is complete.

Response

As of the date of this letter, we have responded to the Division’s Office of Mergers and Acquisitions.

Comment #2

We note your response to our prior comment 2 of our letter dated July 17, 2009.  We did not receive, however, Annex A regarding Futures Portfolio Fund, L.P. and Aspect Global Diversified Fund LP.  Please resubmit.

Securities and Exchange Commission
September 25, 2009

Response

We have included a copy of Annex A regarding Futures Portfolio Fund, L.P. and Aspect Global Diversified Fund LP as an enclosure to this letter.

Market Sectors, page 21

Comment #3

We note your response to our prior comment 7 of our previous letter.  Please include information from your response letter in the Form 10 so that investors can understand that because futures trade on margin, and a large portion of the Fund’s assets are held in cash, cash equivalents, commercial paper, U.S. Government securities, Government-sponsored enterprises and corporate notes, the percentages do not add up to 100%.

Response

We have included disclosure on page 19 of the Form 10 which states,

“As futures are traded on margin, a large portion of the Fund’s assets are held in cash, cash equivalents, commercial paper, U.S. Government securities, Government-sponsored enterprises and corporate notes.  As a result, the percentage of the Fund’s investments in the various market sectors will not sum to 100%.”

* * *

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
September 25, 2009

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (240) 631-9808, or Timothy P. Selby of Alston & Bird LLP, our outside counsel, at (212) 210-9494.

Sincerely,

/s/ Barry Gainsburg
Barry Gainsburg
General Counsel and Chief Compliance Officer
Steben & Company, Inc.

cc: Timothy P. Selby, Alston & Bird LLP